UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                              Xybernaut Corporation
                    ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)

                                    984149104
                   ------------------------------------------
                                 (CUSIP Number)

CUSIP NO. 984149104                 13G                       Page 2 of Pages 5


1        NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                                Forest Avenue LLC
--------------------------------------------------------------------------------

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)
                                                                             (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF        5        SOLE VOTING POWER
  SHARES                                                  1,627,481 (See Note A)
BENEFICIALLY      ______________________________________________________________
  OWNED BY
    EACH          6        SHARED VOTING POWER
  REPORTING                                                                   NA
   PERSON         ______________________________________________________________
     WITH
                  7        SOLE DISPOSITIVE POWER
                                                          1,627,481 (See Note A)
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                                                                              NA
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          1,627,481 (See Note A)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     5.51%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                                       OO
--------------------------------------------------------------------------------


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CUSIP NO. 984149104                 13G                       Page 3 of Pages 5

Item  1.
           a) Name of Issuer:        Xybernaut Corporation


           b) Address:               Xybernaut Corporation
                                     12701 Fair Lakes Circle, Suite 550
                                     Fairfax, VA 22033

Item  2.
           a) Name of Filer:         Forest Avenue LLC

           b) Address of Filer:      Corporate Centre
                                     Windward One
                                     West Bay Road
                                     P.O. Box 31106 SMB
                                     Grand Cayman, Cayman Islands

           c) Citizenship:           Cayman Islands

           d) Title of Class of Securities:     Common Stock

           e) CUSIP Number:  984149104


Item  3.   If 13d filing:     N/A


Item  4.   Ownership
                a) Amount beneficially owned: 1,627,481 (See Note A)
                b) Percent of Class:   5.51%
                c)  Number of shares:
                         (i) Sole voting power --  1,627,481 (See Note A)
                         (ii) Shared voting power --   na
                         (iii) Sole  disposal power --  1,627,481 (See Note A)
                         (iv) Shared disposal power -  na

Item  5.   Less than 5% beneficial ownership:      na

Item  6.   More than 5% on behalf of another:     na

Item  7.   Subsidiary:     na


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CUSIP NO. 984149104                 13G                       Page 4 of Pages 5



Item  8.   If group:     na
Item  9.   Notice of Dissolution:      na
Item 10.   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 1999
------------------------------
          Date

/s/ DAVID SIMS
------------------------------
          Signature

Forest Avenue LLC
By Navigator Management Ltd.,
Director
------------------------------
        Name and Title

CUSIP NO. 984149104                 13G                       Page 5 of Pages 5


                                     NOTE A

The shares of Common Stock referred to in this Form 13G are based on the reporting person's conversion of the Series E Convertible Preferred Stock of the Issuer into shares of Common Stock of the Issuer.

In addition to the shares of Common Stock referred to in this Form 13G the reporting person holds warrants to purchase 50,000 shares of Common Stock of the Issuer. These warrants contain a provision which prohibits the reporting person from exercising its rights to purchase shares of Common Stock of the Issuer thereunder if the reporting person owns more than 4.99% of the outstanding shares of Common Stock of the Issuer.